Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

The following was sent to employees of National Storage Affiliates Trust (“NSA”) by Dave Cramer, Chief Executive Officer, on March 16, 2026, in connection with Public Storage’s proposed acquisition of NSA.

1.	What was announced? Why is Public Storage acquiring NSA?

•	NSA has entered into a definitive agreement to be acquired by Public Storage in an all-stock transaction.

•	This transaction will bring together two complementary portfolios to create a strong and efficient self-storage leader with increased scale.

•	Together, we will be better positioned to continue serving our customers and communities with the local care and commitment that differentiates NSA.

2.	Why now? Why is this the right time?

•	Over the past several years, we have successfully executed a strategic transformation to fully integrate our operating platform, streamline our portfolio and strengthen our marketing, pricing and technology capabilities.

•	As a result, today we are operating from a position of strength with positive momentum underway.

•	With a solid foundation in place, we believe that now is the right time to take the next step forward with Public Storage.

•	We are delighted that this transaction will deliver great value to NSA investors, benefit our customers, and create exciting career development and advancement opportunities for many employees.

3.	Why Public Storage? What are the benefits of combining with them?

•	This transaction is an exciting step forward for NSA and our family of brands.

•	As the largest owner and operator of self-storage facilities in the world, Public Storage brings scale, resources and global expertise to support our next chapter of growth.

•	By joining our complementary portfolios, we will create a stronger operating platform with greater reach across key markets.

4.	What should I know about Public Storage?

•	Public Storage is the largest owner and operator of self-storage properties globally. The combined company will have unparalleled scale, with ~4,600 stores spanning 327 million square feet in 42 states.

•	Over the past four decades, Public Storage has built a premier brand that serves two million customers every day, with an unparalleled digital-first customer experience and industry-leading financial performance. They are proud to support nearly 6,000 team members with an award-winning “Own It” culture and rewarding career opportunities.

5.	How do the cultures of the companies compare?

•	Public Storage and NSA have highly complementary cultures with similar values centered around integrity, accountability and dedication to customer service.

•	Like us, Public Storage is an employee-driven organization committed to fostering a workplace of respect and empowerment.

•	We are excited to join an organization that supports employees and advances our shared commitment to delivering the best customer experience.

6.	What does this transaction mean for employees?

•	At NSA, our people are our most valuable asset, and Public Storage recognizes that our employees are the driving force behind the Company’s success.

•	As such, we expect that nearly all field employees and many corporate employees will be offered roles in the combined company following close of the transaction.

•	We also anticipate that this transaction will provide additional opportunities for employees as part of a larger organization with expanded resources and reach.

•	Together, we expect to have the opportunity to expand digital and AI-led customer experiences, bring the power of second-to-none self-storage to more customers and share best practices with new colleagues.

7.	What changes should we expect? Does this announcement have any impact on day-to-day responsibilities or reporting structure?

•	Until the transaction closes, which we expect to occur in the third quarter of 2026, NSA and Public Storage will continue to operate as separate, independent companies.

•	As of now, it is business as usual at NSA. The majority of our employees should not expect any changes to roles, responsibilities or reporting structure as a result of the transaction announcement.

•	It’s important to remember that this announcement is just the first step in the process, and there are still many details that will be determined over the coming months as we develop integration plans.

•	We will keep you informed as decisions are made.

8. What professional development opportunities will Public Storage offer at our properties?

•	Over the last two years, Public Storage has provided more than 1,000 team members with promotion or internal transfer opportunities. They offer tremendous coaching opportunities and even a path to management!

•	For property-level team members, career paths consist of the following:

o	Key Training Professional (KTP) – Train new hires and expand coaching skills

o	District Delinquency Manager (DDM) – District operational and risk management, while continuing to serve in the Property Manager role

o	Delinquent Tenant Specialist (DTS) – Region operational and risk management

o	District Manager in Training (DMIT) – Growth into management

•	They also offer remote opportunities for property employees to join their Customer Care Center which is over three hundred people strong today. These positions have additional opportunities for advancement and growth:

o	Customer Service Specialist to Sales Agent – Acquire sales skills and techniques

o	Property Operations Specialists (PrOS) – Remote property management, helping our customer in the field

o	Solutions Specialists – Elevating customer service skills

o	Customer Service Supervisor – Growth into management

8.	Will there be any layoffs or organizational changes?

•	Public Storage’s #1 priority is doing right by customers and serving them with the highest-quality experience possible. Our team will be essential to that work as the combined company manages the largest self-storage portfolio in the world.

•	That said, we expect that nearly all field employees and many corporate employees will be offered roles in the combined company following close of the transaction.

•	Overall, we think this transaction will create exciting career development and advancement opportunities for many employees.

•	Remember that we just announced this transaction, and there are still many decisions to be made.

•	Over the coming weeks, we will form an integration team comprising members of NSA and Public Storage to design a thoughtful integration plan as we work to seamlessly bring our two companies together.

9.	Are there any changes to compensation and benefits?

•	Until the transaction closes, we are operating as normal, and employees should not expect changes to compensation packages or benefits.

•	As part of the integration process, leaders from NSA and Public Storage will make decisions about how we will operate following the close of the transaction, including with respect to go-forward compensation plans.

•	We will provide more detail as and when appropriate.

10.	What are the next steps to completing the transaction? What should I expect between now and then?

•	The transaction, which is expected to close in the third quarter of 2026, is subject to the approval of NSA equity holders, and satisfaction of other customary closing conditions.

•	Until then, NSA and Public Storage will operate as separate, independent companies.

•	We will soon begin integration planning with the Public Storage team to prepare for a smooth integration after close.

•	In the meantime, we ask that you remain focused on your existing priorities and continue to serve our customers and communities with the care and commitment they expect from us.

11.	What is happening to NSA’s leadership team? Who will lead the combined company?

•	Following the close of the transaction, Public Storage’s recently promoted CEO, Tom Boyle, will continue to serve in that role and the Public Storage leadership team will remain in place.

•	Additional members of the combined company’s team will be communicated as decisions are made.

12.	What will the combined company be called?

•	The combined company will operate under the Public Storage name and continue to trade on the New York Stock Exchange under the ticker symbol “PSA” upon completion of the transaction.

13.	What will happen to the NSA name and brand? Will any facilities be closed?

•	It is still early in the process, and there are many details to be worked through as we develop our integration plans.

•	That said, over time, we expect that our stores will be rebranded as Public Storage locations following the close of the transaction.

•	We will continue to be transparent and keep you informed as appropriate as the process unfolds.

14.	I live on-site at the facility. Will I still be able to remain in the unit?

•	While we don’t expect any significant changes, it’s important to remember that we just announced this transaction, and there are still many decisions to be made.

•	We will work closely with Public Storage in the weeks and months ahead to determine how on-site employee housing arrangements will be handled. We are able to confirm that Public Storage does allow employees to live on-site.

•	As a reminder, we expect that nearly all field employees and many corporate employees will be offered roles in the combined company following the close of the transaction.

•	Additional information will be shared with affected employees as soon as it becomes available.

15.	Where will the combined company be headquartered? Will we continue to have a presence in Colorado?

•	The combined company will be headquartered in Frisco, Texas

•	Beyond that, it is still early in the process, and there are additional details to be worked through as we develop our integration plans. We will provide more detail as and when appropriate.

16.	What are the plans for integrating the two companies? When will integration begin?

•	We will be assembling a team with leaders from both NSA and Public Storage to design a thoughtful integration plan.

•	It is still early in the process, and we will keep you informed as decisions are made in the weeks and months ahead.

17.	What should I say if a Public Storage employee reaches out to me about the transaction?

•	Until the transaction closes, we must continue to operate as independent companies.

•	You should not contact, respond to inquiries from or discuss the proposed combination with Public Storage employees.

•	It is business as usual until the close of the transaction.

18.	What should I tell customers who reach out about this announcement?

•	You can let customers know that they should expect no near-term changes as a result of this transaction.

•	Until the transaction closes, which we expect to occur in the third quarter of 2026, we are operating as normal and NSA and Public Storage remain separate, independent companies.

•	This means customers’ current contracts remain in place and unchanged.

•	Over the long term, this combination will create a stronger operating platform with enhanced scale and reach, positioning us to better serve our customers with the care and commitment they expect from us.

19.	What should I say if contacted by the media or an analyst or investor?

•	Only designated spokespeople are authorized to speak externally.

•	Consistent with our policy, please forward any inquiries from media, investors or analysts to George Hoglund at ghoglund@nsareit.net.

•	We ask that you also avoid commenting about the transaction on social media.

20.	Where can I find additional information? Who can I contact if I have more questions?

•	We are committed to keeping you updated throughout this process.

•	As we have additional information to share, we will inform employees through our usual communications channels.

•	If you have any further questions, please don’t hesitate to contact your People Leader or email PeopleOpsGeneralist@nsareit.net.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND Public Storage ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 2025, in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Public Storage’s Form 8-K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8-K filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.